

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Mr. Alan M. Meckler
Chairman and Chief Executive Officer
WebMediaBrands Inc.
50 Washington Street, Suite 912
Norwalk, CT 06854

     Re: **WebMediaBrands Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 31, 2010
            File No. 000-26393

Dear Mr. Meckler:

     We have completed our review of your filing and do not have any further comments at this time.

                      Sincerely,

                      /s/ Andrew D. Mew

                      Andrew D. Mew
                      Accounting Branch Chief